SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             VitaminShoppe.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92848M 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey J. Horowitz
                         Vitamin Shoppe Industries Inc.
                              4700 Westside Avenue
                             North Bergen, NJ 07047
                                 (201) 866-7711
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 2000
            ---------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

__________________________                             _________________________
CUSIP No. 92848M 10 4                                   Page 2 of 8 Pages
__________________________                             _________________________

__________________________                             _________________________

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vitamin Shoppe Industries Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

         OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
________________________________________________________________________________
     NUMBER OF    7    SOLE VOTING POWER
        SHARES
  BENEFICIALLY            13,081,500
      OWNED BY  ________________________________________________________________
          EACH    8    SHARED VOTING POWER
     REPORTING
        PERSON            0
          WITH
                ________________________________________________________________
                  9    SOLE DISPOSITIVE POWER

                          13,081,500
                ________________________________________________________________
                  10   SHARED DISPOSITIVE POWER

                          0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,081,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        64.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

Item 1.  Security and Issuer.
         --------------------

         This Statement relates to the class A common stock, par value of $.0l per share (the "Class A Common Stock"), of VitaminShoppe.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 444 Madison Avenue, Suite 802, New York, NY 10022.

Item 2.  Identity and Background.
         ------------------------

         (a) This Statement is filed on behalf of Vitamin Shoppe Industries Inc. (the "Reporting Person").

         The shares of Class A Common Stock reported as beneficially owned by the Reporting Person are not yet issued but are issuable upon the conversion of the 13,081,500 shares of Class B Common Stock of the Issuer, par value $0.01 per share (the "Class B Common Stock") currently held by the Reporting Person. At the option of the holder, each share of Class B Common Stock is convertible into one share of Class A Common Stock. Each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon any sale to a person or entity not affiliated with the Reporting Person. The shares of Class B Common Stock are entitled to six votes per share.

         VS Investors LLC ("VS LLC"), a Delaware limited liability company, owns 70% of the capital stock of the Reporting Person. FdG Associates Acquisition L.P. ("FdG Associates"), a Delaware limited partnership, is the managing member of VS LLC. FdG Acquisition Corp. ("FdG Acquisition"), a Delaware corporation, is the general partner of FdG Associates. Charles de Gunzburg is on the board of directors of FdG Acquisition and the Reporting Person, and is also the president and 50% owner of the capital stock of FdG Acquisition. M. Anthony Fisher is on the board of directors of FdG Acquisition, the Reporting Person and the Issuer, and is also the owner of 50% of the capital stock of Acquisition. None of VS LLC, FdG Associates, FdG Acquisition, Mr. de Gunzburg or Mr. Fisher has the power to vote or dispose of any of the Class B Common Stock held by the Reporting Person or the underlying Class A Common Stock reported in this
Schedule 13D as beneficially owned by the Reporting Person.

         (b) The Reporting Person has its principal office and business at 4700 Westside Avenue, North Bergen, NJ 07047.

         (c) The Reporting Person is a New York corporation that is a retailer and direct marketer of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health-related products.

         Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person.

         (d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

         As described in Item 2(a) above, the Reporting Person does not own any shares of Class A Common Stock. With respect to the Class B Common Stock owned by the Reporting Person which is covered by this Statement and which is convertible into Class A Common Stock, the Class B Common Stock was acquired prior to the date the Class A Common Stock was registered pursuant to Section 12 of the Securities Act of 1933, as amended. The Reporting Person contributed assets to the Issuer in exchange for the shares of Class B Common Stock.

Item 4.  Purpose of Transaction.
         -----------------------

         The Reporting Person had previously reported beneficial ownership of the Class A Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended. On December 19, 2000, the Reporting Person submitted a letter to the Board of Directors of the Issuer setting forth the Reporting Person's proposal to merge the Issuer with and into the Reporting Person. The Reporting Person would be the surviving corporation in the merger and all of the shareholders of the Issuer other than the Reporting Person would receive the merger consideration equal to $1.00 in cash per share of the Class A Common Stock. A copy of the Reporting Person's proposal is attached hereto as Exhibit 1 and is incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

         The Reporting Person intends to take steps necessary to complete the proposed transaction, including, but not limited to, the discussion, negotiation and consummation of a merger agreement. There can be no assurance, however, that such a transaction will be consummated, or, if it is consummated, that such a transaction will be consummated on the terms and conditions set forth in the Reporting Person's proposal. The proposed business combination would be subject to a number of conditions, including the approval of the Board of Directors and shareholders of the Issuer and the Reporting Person. In addition, the proposed transaction is conditioned on the Reporting Person obtaining the approval of the Reporting Person's senior lenders and its subordinated debt holders.

         The Board of Directors of the Issuer (the "Issuer Board") is expected to form a Special Committee consisting of independent members of the Issuer Board to consider the Reporting Person's proposal.

         The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the Class A Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may purchase shares of Class A Common Stock, or may sell or otherwise dispose of all or portions of the Class A Common Stock it beneficially owns, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its position in, or to obtain greater exposure to, the shares of Class A Common Stock it beneficially owns or other securities. Any such transaction may be effected at any time or from time to time, subject to any applicable limitation imposed on the sale of any of its Class A Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         If the Reporting Person successfully completes the merger of the Issuer with and into the Reporting Person, the Issuer's Class A Common Stock will be delisted from NASDAQ and eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

         Depending on the response of the independent directors on the Issuer Board to the Reporting Person's proposal and other factors deemed relevant by the Reporting Person, including changes in the Issuer's business or financial situation, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. Moreover, the Reporting Person reserves the right to amend or withdraw the proposal at any time in its sole discretion. Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Person has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of December 19, 2000, the Reporting Person beneficially owned 13,081,500 shares of Class A Common Stock, or approximately 64.3% percent of the outstanding capital stock of the Issuer. Such percentage amount is based upon the number of shares of capital stock issued and outstanding as of November 1, 2000, as described in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

         (b) As of December 19, 2000, the Reporting Person has the right to acquire and thereby directly beneficially owns and has the sole direct power to vote and dispose of 13,081,500 shares of Class A Common Stock.

         (c) In the 60 days prior to the date of filing of this Statement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors and executive officers has effected any transactions in shares of Class A Common Stock, except as disclosed in this Statement.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock to which this Statement relates.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Pursuant to a Stockholders Agreement, dated July 27, 1999, among the Issuer, the Reporting Person and the holders of Series A Preferred Stock of the Issuer, the Reporting Person agreed to take such action as may be necessary to cause to be nominated and elected as a member of the Issuer Board one individual designated by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P.

         The description herein of such Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached hereto as
Exhibit 2, which is incorporated herein by reference.

         Pursuant to a Registration Rights Agreement, dated July 27, 1999, among the Issuer, the Reporting Person, the holders of Series A Preferred Stock of the Issuer and Thomas Weisel Partners LLC, registration rights were granted by the Issuer to the Reporting Person with respect to the shares of Class A Common Stock which this statement relates. See also Item 4 above.

         The description herein of such Registration Rights Agreement is qualified in its entirely by reference to the Registration Rights Agreement attached hereto as Exhibit 3, which is incorporated herein by reference.

         Pursuant to a Pledge Agreement, dated as of May 15, 1997, between the Reporting Person and Antares Capital Corporation, as collateral agent (the "Collateral Agent"), to secure the Reporting Person's loan obligations to the lenders under a Credit Agreement, as amended, dated as of May 15, 1997, all of the shares of Class B Common Stock of the Issuer held of record by the Reporting Person have been pledged to the Collateral Agent. The Pledge Agreement contains standard default and similar provisions which give the Collateral Agent the voting and/or investment power over such Class B Common Stock in the event the Reporting Person defaulted on its obligations under the Credit Agreement.

         The description herein of such Pledge Agreement is qualified in its entirety by reference to the Pledge Agreement attached hereto as Exhibit 4, which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------


           Exhibit No.    Description
           -----------    -----------

                1         Proposal Letter, dated December 19, 2000.

                2 Stockholders Agreement, dated July 27, 1999, by and among the Issuer, the Reporting Person and the holders of Series A Preferred Stock of the Issuer set forth on
                          Schedule 1 thereto (incorporated by reference to Exhibit 10.8 filed with the Issuer's Registration Statement on Form S-1, dated July 27, 1999, Commission File No. 333-83849).

                3 Registration Rights Agreement, dated July 27, 1999, by and among the Issuer, the Reporting Person, the holders of Series A Preferred Stock of the Issuer set forth on Schedule 1 thereto and Thomas Weisel Partners, LLC (incorporated by reference to Exhibit
                          10.9 filed with the Issuer's Registration Statement on Form S-1, dated July 27, 1999, Commission File No. 333-83849).

                4         Pledge Agreement, dated May 15, 1997.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 19, 2000

                              VITAMIN SHOPPE INDUSTRIES INC.



                              By: /s/  Jeffrey J. Horowitz
                                  -------------------------------------
                                       Jeffrey J. Horowitz
                                       Chairman

                                   SCHEDULE A


         DIRECTORS AND EXECUTIVE OFFICERS OF VITAMIN SHOPPE INDUSTRIES INC.


         Set forth below is the name and present principal occupation or employment of each director and executive officer of Vitamin Shoppe Industries Inc. (the "Reporting Person"). Except as set forth below, each person's present principal occupation or employment is with the Reporting Person. The Reporting Person is a New York corporation that is a retailer and direct marketer of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health-related products. The principal business address of the Reporting Person is 4700 Westside Avenue, North Bergen, NJ 07047. Each person listed below is a citizen of the United States, except for Mr. Charles de Gunzburg who is a citizen of France.

                                    Directors
                                    ---------

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

Jeffrey J. Horowitz                   Chairman of Reporting Person; Chief
                                      Executive Officer of the Issuer;
                                      Director of Issuer

Helen Horowitz                        Vice President (non-employee officer)

M. Anthony Fisher                     Senior Managing Director of FdG
c/o FdG Associates                    Associates; Partner of Fisher Brothers;
299 Park Avenue,                      Chairman of the Issuer
New York, NY 10171

Charles de Gunzburg                   Vice Chairman of First Spring Corporation
c/o FdG Associates
299 Park Avenue
New York, NY 10171

David S. Gellman                      Managing Director of FdG Associates;
c/o Fisher Brothers                   Director of the Issuer; Assistant
299 Park Avenue                       Secretary of the Reporting Person
New York, NY 10171

Howard L. Romanow                     Principal of FdG Associates
c/o FdG Associates
299 Park Avenue
New York, NY 10171

Stephen P. Murray                     General Partner of Chase Capital Partners;
Chase Capital Partners                Director of the Issuer
1221 Avenue of the Americas
New York, NY 10020

                               Executive Officers
                               ------------------

                             (Who Are Not Directors)

Name                                  Present Principal Occupation or Employment
----                                  ------------------------------------------

Michael M. Morris                     Chief Information Officer

Douglas Jones                         Director of Operations and Analysis

Larry Paul                            Director of Retail Operations

Patti Ann Kelly                       Director of Scientific and Regulatory
                                      Affairs

                                Index to Exhibits
                                -----------------


            Exhibit No.  Description
            -----------  -----------
                 1       Proposal Letter, dated December 19, 2000.

                 2 Stockholders Agreement, dated July 27, 1999, by and among the Issuer, the Reporting Person and the holders of Series A Preferred Stock of the Issuer set forth on
                         Schedule 1 thereto (incorporated by reference to Exhibit 10.8 filed with the Issuer's Registration Statement on Form S-1, dated July 27, 1999, Commission File No. 333-83849).

                 3 Registration Rights Agreement, dated July 27, 1999, by and among the Issuer, the Reporting Person, the holders of Series A Preferred Stock of the Issuer set forth on Schedule 1 thereto and Thomas Weisel Partners, LLC (incorporated by reference to Exhibit
                         10.9 filed with the Issuer's Registration Statement on Form S-1, dated July 27, 1999, Commission File No. 333-83849).

                 4       Pledge Agreement, dated May 15, 1997.

                                                                       Exhibit 1

Proposal to Board of VitaminShoppe.com, Inc.



                                 [LOGO OMITTED]




                                December 19, 2000




By Hand
-------

Board of Directors
VitaminShoppe.com, Inc.
444 Madison Avenue, Suite 802
New York, New York  10022

Ladies and Gentlemen:

            This letter will serve to set forth in writing the general outline of the transaction we are proposing (the "Proposed Transaction") between Vitamin Shoppe Industries Inc. ("VSI") and VitaminShoppe.com, Inc. (the "Company").

            We have been considering the most effective way for VSI and the Company to maximize their collective resources and optimize efficiency. We have determined that it would be desirable for the Company's business to become wholly owned by VSI, and accordingly are proposing to acquire all of the shares of common stock of the Company not currently held by VSI.

            The Proposed Transaction would be accomplished by means of a merger of the Company with VSI. The shareholders of the Company other than VSI would receive merger consideration equal to $1.00 per share in cash. This price represents a premium of 174% over the average closing price of the Company's stock over the past 20 trading days.

            The Proposed Transaction would be effected pursuant to a merger agreement in form and substance customary for transactions of this sort, which would be entered into only following: (i) approval and recommendation by the unaffiliated members of the Company's Board of Directors, who we would expect to serve as a Special Committee of the Board in connection with the consideration of the Proposed Transaction, (ii) the receipt by the Company of an opinion from your independent financial advisor as to the fairness, from a financial point of view of the Proposed Transaction to the shareholders of the Company unaffiliated with VSI, and (iii) approval by VSI's Board of Directors.



              4700 WESTSIDE AVENUE, NORTH BERGEN, NEW JERSEY 07047 TELEPHONE 201-866-7711 FACSIMILE 201-453-9038 www.vitaminshoppe.com

Board of Directors
VitaminShoppe.com, Inc.
December 19, 2000
Page 2




            The Proposed Transaction is subject to VSI obtaining the approval of VSI's senior lender and its subordinated debt holders, which we expect to obtain in a timely manner. In anticipation of, and in preparation for, the Proposed Transaction, we would expect the Company to continue its efforts to reduce expenses and conserve its cash resources.

            We and our legal advisors (Paul, Hastings, Janofsky & Walker LLP) are prepared to meet with the Special Committee and its legal and financial advisors at your convenience to review the Proposed Transaction and anything else that may be of interest or assistance. Please contact Thomas L. Fairfield of Paul Hastings at (212) 318-6432 if you would like to arrange a meeting or telephone conference.

            I look forward to continuing to work with you on the Proposed Transaction.

                                       Sincerely,



                                       /s/ Jeffrey J. Horowitz
                                       -----------------------
                                       Jeffrey J. Horowitz

                                                                       Exhibit 4

Pledge Agreement

                                                                  EXECUTION COPY






                                  PLEDGE AGREEMENT


                        PLEDGE AGREEMENT dated as of May 15, 1997, among VITAMIN
                 SHOPPE INDUSTRIES INC., a New York corporation (the Borrower"), VS INVESTORS LLC, a Delaware limited liability company (the "LLC Guarantor"), each Subsidiary of the Borrower listed on
                 Schedule I hereto (each such Subsidiary individually a "Subsidiary Pledgor" and collectively, the "Subsidiary Pledgors"; the Borrower, the LLC Guarantor and the Subsidiary Pledgors are referred to collectively herein as the "Pledgors") and ANTARES LEVERAGED CAPITAL CORP., a Delaware corporation ("Antares"), as collateral agent (in such capacity, the "Collateral Agent") for the Secured Parties (as defined in the Credit Agreement referred to below).


          Reference is made to the Credit Agreement dated as of May 15, 1997 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement") among the Borrower; the financial institutions party thereto (the "Lenders"); The Chase Manhattan Bank, a New York banking corporation ("Chase"), as issuing bank (in such capacity, the "Issuing Bank") and as an administrative agent (in such capacity, an "Administrative Agent"); and Antares, as paying agent (in such capacity, the "Paying Agent"), as an administrative agent (in such capacity, an "Administrative Agent" and, together with Chase, the "Administrative Agents") and as Collateral Agent for the Lenders. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

          The Lenders have agreed to make Loans to the Borrower and the Issuing Bank has agreed to issue Letters of Credit for the account of the Borrower, pursuant to, and upon the terms and subject to the conditions specified in, the Credit Agreement. The Guarantors have agreed to guarantee, among other things, all the obligations of the Borrower under the Credit Agreement. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit are conditioned upon, among other things, the execution and delivery by the Pledgors of a Pledge Agreement in the form hereof to secure (a) the due and punctual payment by the Borrower of (i) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Borrower under the Credit Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral and (iii) all other monetary obligations, including indemnities and reasonable and invoiced fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Borrower to the Secured Parties under the Credit Agreement and the other Loan Documents, (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Borrower under or pursuant to the Credit Agreement and the other Loan Documents,
(c) the due and punctual payment and performance of all the covenants, agreements, obligations and liabilities of each Pledgor under or pursuant to any Guarantee Agreement or the other Loan Documents and (d) the due and punctual payment and performance of all obligations of the Borrower under each Interest Rate Protection Agreement entered into with any counterparty that was a Lender at the time such Interest Rate Protection Agreement was entered into (all the monetary and other obligations referred to in the preceding clauses (a) through
(d) being referred to collectively as the "Obligations"). Capitalized terms used herein and not defined herein shall have meanings assigned to such terms in the Credit Agreement.

          Accordingly, the Pledgors and the Collateral Agent, on behalf of itself and each Secured Party (and each of their respective successors or assigns), hereby agree as follows:

          SECTION 1. Pledge. As security for the payment or performance, as the case may be, in full of the Obligations, each Pledgor hereby transfers, grants, bargains, sells, conveys, hypothecates, pledges, sets over and delivers unto the Collateral Agent, its successors and assigns, and hereby grants to the Collateral Agent, its successors and assigns, for the ratable benefit of the Secured Parties, a security interest in all of the Pledgor's right, title and interest in, to and under (a) the shares of capital stock owned by it and listed on Schedule II hereto and any shares of capital stock of any Subsidiary obtained in the future by the Pledgor and the certificates representing all such shares (the "Pledged Stock"); provided that the Pledged Stock shall not include (i) more than 65 % of the issued and outstanding shares of stock of any Foreign Subsidiary or (ii) to the extent that applicable law requires that a Subsidiary of the Pledgor issue directors' qualifying shares, such qualifying shares;
(b)(i) the debt securities listed opposite the name of the Pledgor on Schedule II hereto, (ii) any debt securities in the future issued to the Pledgor and
(iii) the promissory notes and any other instruments evidencing such debt securities (the "Pledged Debt Securities"); (c) all other property that may be delivered to and held by the Collateral Agent pursuant to the terms hereof; (d) subject to Section 5, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed, in respect of, in exchange for or upon the conversion of the securities referred to in clauses (a) and (b) above; (e) subject to Section 5, all rights and privileges of the Pledgor with respect to the securities and other property referred to in clauses
(a), (b), (c) and (d) above; and (f) all proceeds of any of the foregoing (the items referred to in clauses (a) through (f) above being collectively referred to as the "Collateral"). Upon delivery to the Collateral Agent, (a) any stock certificates, notes or other securities now or hereafter included in the Collateral (the "Pledged Securities") shall be accompanied by undated stock powers duly executed in blank or other instruments of transfer reasonably satisfactory to the Collateral Agent and by such other instruments and documents as the Collateral Agent may reasonably request and (b) all other property comprising part of the Collateral shall be accompanied by proper instruments of assignment duly executed by the applicable Pledgor and such other instruments or documents as the Collateral Agent may reasonably request. Each delivery of Pledged Securities shall be accompanied by a schedule describing the securities theretofore and then being pledged hereunder, which schedule shall be attached hereto as Schedule II and made a part hereof. Each schedule so delivered shall supersede any prior schedules so delivered.

          TO HAVE AND TO HOLD the Collateral, together with all right, title, interest, powers, privileges and preferences pertaining or incidental thereto, unto the Collateral Agent, its successors and assigns, for the ratable benefit of the Secured Parties, forever; subject, however, to the terms, covenants and conditions hereinafter set forth.

          SECTION 2. Delivery of the Collateral. (a) Each Pledgor agrees promptly to deliver or cause to be delivered to the Collateral Agent from time to time any and all Pledged Securities, and any and all certificates or other instruments or documents representing the Collateral.

          (b) Each Pledgor will cause any Indebtedness for borrowed money in excess of $100,000 owed to the Pledgor by any person to be evidenced by a duly executed promissory note or other instrument reasonably satisfactory to the Collateral Agent that is pledged and delivered or otherwise assigned to the Collateral Agent pursuant to the terms thereof.

          SECTION 3. Representations, Warranties and Covenants. Each Pledgor hereby represents, warrants and covenants, as to itself and the Collateral pledged by it hereunder, to and with the Collateral Agent that:

          (a) the Pledged Stock represents that percentage as set forth on
Schedule II of the issued and outstanding shares of each class of the capital stock of the issuer with respect thereto;

          (b) except for the security interest granted hereunder, the Pledgor
(i) is and will at all times continue to be the direct owner, beneficially and of record, of the Pledged Securities indicated on Schedule II, (ii) holds the same free and clear of all Liens, other than those permitted by Section 6.02 of the Credit Agreement,
(iii) will make no assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Collateral, other than pursuant hereto, and (iv) subject to Section 5, will cause any and all Collateral, whether for value paid by the Pledgor or otherwise, to be forthwith deposited with the Collateral Agent and pledged or assigned hereunder;

          (c) the Pledgor (i) has the power and authority to pledge the Collateral in the manner hereby done or contemplated and (ii) will defend its title or interest thereto or therein against any and all Liens (other than the Lien created by this Agreement and the Liens permitted by Section 6.02 of the Credit Agreement), however arising, of all persons whomsoever;

          (d) no consent of any other person (including stockholders or creditors of any Pledgor) and no consent or approval of any Governmental Authority or any securities exchange was or is necessary to the validity of the pledge effected hereby;

          (e) by virtue of the execution and delivery by such Pledgor of this Agreement, when the Pledged Securities, certificates or other documents representing or evidencing the Collateral are delivered to the Collateral Agent in accordance with this Agreement, the Collateral Agent will obtain a valid and perfected first lien upon and security interest in such Pledged Securities as security for the payment and performance of the Obligations;

          (f) the pledge effected hereby is effective to vest in the Collateral Agent, on behalf of the Secured Parties, the rights of the Collateral Agent in the Collateral as set forth herein;

          (g) all of the Pledged Stock has been duly authorized and validly issued and is fully paid and nonassessable;

          (h) all information set forth herein relating to the Pledged Stock is accurate and complete in all material respects as of the date hereof; and

          (i) the pledge of the Pledged Stock pursuant to this Agreement does not violate Regulation G, T, U or X of the Federal Reserve Board or any successor thereto as of the date hereof.

          SECTION 4. Registration in Nominee Name; Denominations. After the occurrence and during the continuance of an Event of Default, the Collateral Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Securities in its own name as pledgee, the name of its nominee (as pledgee or as sub-agent) or the name of the Pledgors, endorsed or assigned in blank or in favor of the Collateral Agent. Each Pledgor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of such Pledgor. The Collateral Agent shall at all times have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement.

          SECTION 5. Voting Rights; Dividends and Interest, etc. Unless and until an Event of Default shall have occurred and be continuing and the Collateral Agent shall have notified the Pledgors in writing of its intention to exercise the rights described in this Section 5:

          (a) (i)Each Pledgor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Securities or any part thereof for any purpose consistent with the terms of this Agreement, the Credit Agreement and the other Loan Documents; provided, however, that such Pledgor will not be entitled to exercise any such right if the result thereof could materially and adversely affect the rights of a holder of the Pledged Securities or the rights and remedies of any of the Secured Parties under this Agreement or the Credit Agreement or any other Loan Document or the ability of the Secured Parties to exercise the same.

          (ii) The Collateral Agent shall execute and deliver to each Pledgor, or cause to be executed and delivered to each Pledgor, all such proxies, powers of attorney and other instruments as such Pledgor may reasonably request for the purpose of enabling such Pledgor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subparagraph (i) above and to receive the cash dividends it is entitled to receive pursuant to subparagraph (iii) below.

          (iii) Each Pledgor shall be entitled to receive and retain any and all cash dividends, interest and principal paid on the Pledged Securities to the extent and only to the extent that such cash dividends, interest and principal are permitted by, and otherwise paid in accordance with, the terms and conditions of the Credit Agreement, the other Loan Documents and applicable laws. All noncash dividends, interest and principal, and all dividends, interest and principal paid or payable in cash or otherwise in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, and all other distributions (other than distributions referred to in the preceding sentence) made on or in respect of the Pledged Securities, whether paid or payable in cash or otherwise, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral, and, if received by any Pledgor, shall not be commingled by such Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent and shall be forthwith delivered to the Collateral Agent in the same form as so received (with any necessary endorsement).

          (b) All rights of any Pledgor to dividends, interest or principal that such Pledgor is authorized to receive pursuant to paragraph (a)(iii) above shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest or principal. All dividends, interest or principal received by any Pledgor contrary to the provisions of this Section 5 shall be held in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of such Pledgor and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this paragraph (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 7. After all Events of Default have been cured or waived, the Collateral Agent shall, within five Business Days after all such Events of Default have been cured or waived, repay to each Pledgor all cash dividends, interest or principal (without interest), that such Pledgor would otherwise be permitted to retain pursuant to the terms of paragraph (a)(iii) above and which remain in such account.

          (c) All rights of any Pledgor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 5, and the obligations of the Collateral Agent under paragraph (a)(ii) of this Section 5, shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers, provided that, unless otherwise directed by the Required Lenders, the Collateral Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Pledgors to exercise such rights. After all Events of Default have been cured or waived, such Pledgor will have the right to exercise the voting and consensual rights and powers that it would otherwise be entitled to exercise pursuant to the terms of paragraph (a)(i) above.

          SECTION 6. Remedies upon Default. Upon the occurrence and during the continuance of an Event of Default, subject to applicable regulatory and legal requirements, the Collateral Agent may sell the Collateral, or any part thereof, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery as the Collateral Agent shall deem appropriate. The Collateral Agent shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Collateral Agent shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of any Pledgor, and, to the extent permitted by applicable law, each Pledgor hereby waives all rights of redemption, stay, valuation and appraisal that such Pledgor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

          The Collateral Agent shall give a Pledgor 10 days' prior written notice (which each Pledgor agrees is reasonable notice within the meaning of Section 9-504(3) of the Uniform Commercial Code as in effect in the State of New York or its equivalent in other jurisdictions) of the Collateral Agent's intention to make any sale of such Pledgor's Collateral. Such notice (i) in the case of a public sale, shall state the time and place for such sale, (ii) in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange, and (iii) in the case of a private sale, shall state the time after which any such sale is to be made. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may (in its sole and absolute discretion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid in full by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public (or, to the extent permitted by applicable law, private) sale made pursuant to this Section 6, any Secured Party may bid for or purchase, free from any right of redemption, stay or appraisal on the part of any Pledgor (all said rights being also hereby waived and released to the extent permitted by law), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to it from such Pledgor as a credit against the purchase price, and it may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to such Pledgor therefor. For purposes hereof, (a) a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof, (b) the Collateral Agent shall be free to carry out such sale pursuant to such agreement and (c) such Pledgor shall not be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Collateral Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose upon the Collateral and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 6 shall be deemed to conform to the commercially reasonable standards as provided in Section 9-504(3) of the Uniform Commercial Code as in effect in the State of New York or its equivalent in other jurisdictions.

          SECTION 7. Application of Proceeds of Sale. If an Event of Default shall have occurred and be continuing, and the Collateral Agent shall have taken any action pursuant to Section 6, the Collateral Agent shall apply the proceeds of any such sale, as well as any Collateral consisting of cash, as follows:

          FIRST, to the payment of all reasonable and invoiced out-of-pocket costs and expenses incurred by the Collateral Agent in connection with such sale or otherwise in connection with this Agreement, any other Loan Document or any of the Obligations, including all court costs and the reasonable fees and reasonable out-of-pocket expenses of its agents and legal counsel, the repayment of all advances made by the Collateral Agent hereunder or under any other Loan Document on behalf of any Pledgor and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Loan Document;

          SECOND, to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution); and

          THIRD, to the Pledgors, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

          The Collateral Agent shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement. Upon any sale of the Collateral by the Collateral Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the purchase money by the Collateral Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Collateral Agent or such officer or be answerable in any way for the misapplication thereof.

          SECTION 8. Reimbursement of Collateral Agent. (a) Each Pledgor agrees to pay upon demand to the Collateral Agent the amount of any and all reasonable expenses, including the reasonable fees, other charges and disbursements of its counsel and of any experts or agents, that the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder or (iv) the failure by such Pledgor to perform or observe any of the provisions hereof.

          (b) Without limitation of its indemnification obligations under the other Loan Documents, each Pledgor agrees to indemnify the Collateral Agent and the Indemnitees (as defined in Section 9.05 of the Credit Agreement) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, other reasonable charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated thereby or (ii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

          (c) If for any reason the indemnification set forth in paragraph (b) above is unavailable to any Indemnitee or insufficient to hold it harmless, then each Pledgor shall contribute to the amount paid or payable to such Indemnitee as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by such Pledgor, on the one hand, and such Indemnitee, on the other hand, but also the relative fault of such Pledgor, on the one hand, and such Indemnitee, on the other hand, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to all Pledgors, on the one hand, and all Indemnities, on the other hand, shall be deemed to be in the same proportion as
(i) the total value received or proposed to be received by the Borrower and the other Pledgors in connection with the Commitments (whether or not any Loans are made) bears to (ii) the Fees. The indemnity, reimbursement and contribution obligations of each Pledgor under paragraph (b) above and under this paragraph
(c) shall be in addition to any liability which such Pledgor may otherwise have to an Indemnitee and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of such Pledgor and any Indemnitee.

          (d) Promptly after receipt by an Indemnitee of notice of the commencement of any Proceedings, such Indemnitee will, if a claim in respect thereof is to be made against any Pledgor, notify the Borrower in writing of the commencement thereof, provided that (i) the omission so to notify the Borrower will not relieve it or any other Pledgor from any liability which it or such Pledgor may have hereunder except to the extent it has been materially prejudiced by such failure and (ii) the omission so to notify the Borrower will not relieve it or any other Pledgor from any liability which it or such Pledgor may have to an Indemnitee otherwise than on account of the indemnity agreement provided for hereunder. In case any such Proceedings are brought against any Indemnitee and it notifies the Borrower of the commencement thereof, the Borrower will be entitled to participate therein, and, to the extent that it may elect by written notice delivered to such Indemnitee, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnitee, provided that, if the defendants in any such Proceedings include both such Indemnitee and the Borrower or any other Pledgor and such Indemnitee shall have concluded that there may be legal defenses available to it which are different from or additional to those available to the Borrower or such Pledgor, such Indemnitee shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Proceedings on behalf of such Indemnitee. Upon receipt of notice from the Borrower to such Indemnitee of its election so to assume the defense of such Proceedings and approval by such Indemnitee of counsel, neither the Borrower nor any other Pledgor shall be liable to such Indemnitee for expenses incurred by such Indemnitee in connection with the defense thereof (other than reasonable costs of investigation) unless
(i) such Indemnitee shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that neither the Borrower nor any other Pledgor shall be liable for the reasonable expenses of more than one separate counsel (plus no more than one separate local counsel in any jurisdiction), approved by the Agents, representing the Indemnitees who are parties to such Proceedings), (ii) the Borrower shall not have employed counsel reasonably satisfactory to such Indemnitee to represent such Indemnitee within a reasonable time after notice of commencement of the Proceedings, (iii) the Borrower shall have authorized in writing the employment of counsel for such Indemnitee or (iv) the use of counsel chosen by the Borrower to represent such Indemnitee would present such counsel with a conflict of interest; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

          (e) Any amounts payable as provided hereunder shall be additional Obligations secured hereby and by the other Security Documents. The provisions of this Section 8 shall remain operative and in full force and effect regardless of the termination of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document or any investigation made by or on behalf of the Collateral Agent or any other Secured Party. All amounts due under this

Section 8 shall be payable on written demand therefor and shall bear interest at the rate specified in Section 2.07 of the Credit Agreement.

          SECTION 9. Collateral Agent Appointed Attorney-in-Fact. Each Pledgor hereby appoints the Collateral Agent the attorney-in-fact of such Pledgor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Collateral Agent shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Collateral Agent's name or in the name of such Pledgor, to ask for, demand, sue for, collect, receive and give acquittance for any and all moneys due or to become due under and by virtue of any Collateral, to endorse checks, drafts, orders and other instruments for the payment of money payable to the Pledgor representing any interest or dividend or other distribution payable in respect of the Collateral or any part thereof or on account thereof and to give full discharge for the same, to settle, compromise, prosecute or defend any action, claim or proceeding with respect thereto, and to sell, assign, endorse, pledge, transfer and to make any agreement respecting, or otherwise deal with, the same; provided, however, that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to any Pledgor for any act or failure to act hereunder, except for their own gross negligence or wilful misconduct.

          SECTION 10. Waivers; Amendment. (a) No failure or delay of the Collateral Agent in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent hereunder and of the other Secured Parties under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Agreement or consent to any departure by any Pledgor therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any Pledgor in any case shall entitle such Pledgor to any other or further notice or demand in similar or other circumstances.

          (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to a written agreement entered into between the Collateral Agent and the Pledgor or Pledgors with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 9.08 of the Credit Agreement.

          SECTION 11. Securities Act, etc. In view of the position of the Pledgors in relation to the Pledged Securities, or because of other current or future circumstances, a question may arise under the Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the "Federal Securities Laws") with respect to any disposition of the Pledged Securities permitted hereunder. Each Pledgor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Securities, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Securities could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Securities under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Each Pledgor recognizes that in light of such restrictions and limitations the Collateral Agent may, with respect to any sale of the Pledged Securities, limit the purchasers to those who will agree, among other things, to acquire such Pledged Securities for their own account, for investment, and not with a view to the distribution or resale thereof. Each Pledgor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under the Federal Securities Laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Pledgor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 11 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

          SECTION 12. Security Interest Absolute. All rights of the Collateral Agent hereunder, the grant of a security interest in the Collateral and all obligations of each Pledgor hereunder, shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Credit Agreement, any other Loan Document or any other agreement or instrument relating to any of the foregoing, (c) any exchange, release or nonperfection of any other collateral, or any release or amendment or waiver of or consent to or departure from any guaranty, for all or any of the Obligations or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Pledgor in respect of the Obligations or in respect of this Agreement (other than the indefeasible payment in full of all the Obligations).

          SECTION 13. Termination or Release. (a) This Agreement and the security interests granted hereby shall terminate when all the Obligations have been indefeasibly paid in full and the Lenders have no further commitment to lend under the Credit Agreement, the L/C Exposure has been reduced to zero and the Issuing Bank has no further obligation to issue Letters of Credit under the Credit Agreement.

          (b) Upon any sale or other transfer by any Pledgor of any Collateral that is permitted under the Credit Agreement to any person that is not a Pledgor, or, upon the effectiveness of any written consent to the release of the security interest granted hereby in any Collateral pursuant to Section 9.08(b) of the Credit Agreement, the security interest in such Collateral shall be automatically released.

          (c) In connection with any termination or release pursuant to paragraph (a) or (b), the Collateral Agent shall execute and/or deliver to any Pledgor, at such Pledgor's expense, all documents that such Pledgor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 13 shall be without recourse to or warranty by the Collateral Agent.

          SECTION 14. Notices. All communications and notices hereunder shall be in writing and given as provided in Section 9.01 of the Credit Agreement. All communications and notices hereunder to any Subsidiary Pledgor shall be given to it at the address set forth on Schedule I hereto with a copy to the Borrower.

          SECTION 15. Further Assurances. Each Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignments, agreements and instruments, as the Collateral Agent may at any time reasonably request in connection with the administration and enforcement of this Agreement or with respect to the Collateral or any part thereof or in order better to assure and confirm unto the Collateral Agent its rights and remedies hereunder.

          SECTION 16. Binding Effect; Several Agreement; Assignments. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of any Pledgor or the Collateral Agent that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns. This Agreement shall become effective as to any Pledgor when a counterpart hereof executed on behalf of such Pledgor shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Collateral Agent, and thereafter shall be binding upon such Pledgor and the Collateral Agent and their respective successors and assigns, and shall inure to the benefit of such Pledgor, the Collateral Agent and the other Secured Parties, and their respective successors and assigns, except that no Pledgor shall have the right to assign its rights hereunder or any interest herein or in the Collateral (and any such attempted assignment shall be void), except as expressly contemplated by this Agreement or the other Loan Documents. If all of the capital stock of a Pledgor is sold, transferred or otherwise disposed of to a person that is not an Affiliate of the Borrower pursuant to a transaction permitted by Section 6.05 of the Credit Agreement, such Pledgor shall be released from its obligations under this Agreement without further action. This Agreement shall be construed as a separate agreement with respect to each Pledgor and may be amended, modified, supplemented, waived or released with respect to any Pledgor without the approval of any other Pledgor and without affecting the obligations of any other Pledgor hereunder.

          SECTION 17. Survival of Agreement; Severability. (a) All covenants, agreements, representations and warranties made by each Pledgor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Collateral Agent and the other Secured Parties and, except for any terminations, amendments or modifications thereof in accordance with the terms hereof, shall survive the making by the Lenders of the Loans and the issuance of the Letters of Credit by the Issuing Bank, regardless of any investigation made by the Secured Parties or on their behalf, and, except for any terminations, amendments or modifications thereof in accordance with the terms hereof, shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any other fee or amount payable under this Agreement or any other Loan Document is outstanding and unpaid or the L/C Exposure does not equal zero and as long as the Commitments and the L/C Commitments have not been terminated.

          (b) In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          SECTION 18. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

          SECTION 19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract, and shall become effective as provided in Section 16. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

          SECTION 20. Rules of Interpretation. The rules of interpretation specified in Section 1.02 of the Credit Agreement shall be applicable to this Agreement. Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting this Agreement.

          SECTION 21. Jurisdiction; Consent to Service of Process. (a) Each Pledgor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that, to the extent permitted by applicable law, all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Collateral Agent or any other Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against any Pledgor or its properties in the courts of any jurisdiction.

          (b) Each Pledgor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 14. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          SECTION 22. Waiver Of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

          SECTION 23. Additional Pledgors. Pursuant to Section 5.11 of the Credit Agreement, each Domestic Subsidiary (other than any Inactive Subsidiary) of the Borrower that was not in existence or not such a Subsidiary on the date of the Credit Agreement is required to enter in this Agreement as a Subsidiary Pledgor upon becoming such a Subsidiary if such Domestic Subsidiary owns or possesses property of a type that would be considered Collateral hereunder. Upon execution and delivery by the Collateral Agent and such a Subsidiary of an instrument in the form of Annex 1, such Subsidiary shall become a Subsidiary Pledgor hereunder with the same force and effect as if originally named as a Subsidiary Pledgor herein. The execution and delivery of such instrument shall not require the consent of any Pledgor hereunder. The rights and obligations of each Pledgor hereunder shall remain in full force and effect notwithstanding the addition of any new Subsidiary Pledgor as a party to this Agreement.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                    VITAMIN SHOPPE INDUSTRIES INC.

                                    By: /s/ Jeffery J. Horowitz
                                        -------------------------
                                        Name: Jeffery J. Horowitz
                                        Title: President

                                    VS INVESTORS LLC

                                    By: FdG Associates Acquisition L.P., the
                                        Class C Member

                                        By: FdG Acquisition Corp., its General
                                            Partner

                                            By: /s/ Charles de Gunzburg
                                                --------------------------
                                                Name:  Charles de Gunzburg
                                                Title: President

                                    ANTARES LEVERAGED CAPITAL CORP.,
                                    as Collateral Agent,


                                    By: /s/ Daniel B. Glickman
                                        ------------------------
                                        Name: Daniel B. Glickman
                                        Title:

                                                               Annex I to the
                                                              Pledge Agreement


                        SUPPLEMENT NO. ____ dated as of [   ], to the PLEDGE
                  AGREEMENT dated as of May 15, 1997 among VITAMIN SHOPPE INDUSTRIES INC., a New York corporation (the "Borrower"); VS INVESTORS LLC, a Delaware limited liability company (the "LLC Guarantor"); each subsidiary of the Borrower listed on
                  Schedule I hereto (each such subsidiary individually a "Subsidiary Pledgor" and collectively, the "Subsidiary Pledgors"; the Borrower and Subsidiary Pledgors are referred to collectively herein as the "Pledgors"); and ANTARES LEVERAGED CAPITAL CORP., a Delaware corporation ("Antares"), as collateral agent (in such capacity, the "Collateral Agent") for the Secured Parties (as defined in the Credit Agreement referred to below).

          Reference is made to the Credit Agreement dated as of May 15, 1997 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement") among the Borrower; the financial institutions party thereto (the "Lenders"); The Chase Manhattan Bank, a New York banking corporation ("Chase"), as issuing bank (in such capacity, the "Issuing Bank") and as an administrative agent (in such capacity, an "Administrative Agent"); and Antares, as paying agent (in such capacity, the "Paying Agent"), as an administrative agent (in such capacity, an "Administrative Agent" and, together with Chase, the "Administrative Agents") and as Collateral Agent for the Lenders. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

          The Pledgors have entered into the Pledge Agreement in order to induce the Lenders to make Loans and the Issuing Bank to issue Letters of Credit. Pursuant to Section 5.11 of the Credit Agreement, each Domestic Subsidiary (other than any Inactive Subsidiary) of the Borrower that was not in existence or not such a Subsidiary on the date of the Credit Agreement is required to enter into the Pledge Agreement as a Subsidiary Pledgor upon becoming such a Subsidiary if such Subsidiary owns or possesses property of a type that would be considered Collateral under the Pledge Agreement. Section 23 of the Pledge Agreement provides that such Subsidiaries may become Subsidiary Pledgors under the Pledge Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the "New Pledgor") is executing this Supplement in accordance with the requirements of the Credit Agreement to become a Subsidiary Pledgor under the Pledge Agreement in order to induce the Lenders to make additional Loans and the Issuing Bank to issue additional Letters of Credit and as consideration for Loans previously made and Letters of Credit previously issued.

          Accordingly, the Collateral Agent and the New Pledgor agree as follows:

          SECTION 1. In accordance with Section 23 of the Pledge Agreement, the New Pledgor by its signature below becomes a Subsidiary Pledgor under the Pledge Agreement with the same force and effect as if originally named therein as a Subsidiary Pledgor and the New Pledgor hereby agrees (a) to all the terms and provisions of the Pledge Agreement applicable to it as a Subsidiary Pledgor thereunder and (b) represents and warrants that the representations and warranties made by it as a Subsidiary Pledgor thereunder are true and correct on and as of the date hereof. In furtherance of the foregoing, the New Pledgor, as security for the payment and performance in full of the Obligations (as defined in the Pledge Agreement), does hereby create and grant to the Collateral Agent, its successors and assigns, for the benefit of the Secured Parties, their successors and assigns, a security interest in and for the benefit of the Secured Parties, their successors and assigns, a security interest in and lien on all of the New Pledgor's right, title and interest in and to the Collateral (as defined in the Pledge Agreement) of the New Pledgor. Each reference to a "Subsidiary Pledgor" or a "Pledgor" in the Pledge Agreement shall be deemed to include the New Pledgor. The Pledge Agreement is hereby incorporated herein by reference.

          SECTION 2. The New Pledgor represents and warrants to the Collateral Agent and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally.

          SECTION 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the Collateral Agent shall have received counterparts of this Supplement that, when taken together, bear the signatures of the New Pledgor and the Collateral Agent. Delivery of an executed signature page to this Supplement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Supplement.

          SECTION 4. The New Pledgor hereby represents and warrants that set forth on Schedule I attached hereto is a true and correct schedule of all its Pledged Securities.

          SECTION 5. Except as expressly supplemented hereby, the Pledge Agreement shall remain in full force and effect.

          SECTION 6. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

          SECTION 7. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, neither party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Pledge Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provision the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          SECTION 8. All communications and notices hereunder shall be in writing and given as provided in Section 15 of the Pledge Agreement. All communications and notices hereunder to the New Pledgor shall be given to it at its address as set forth hereunder its signature below, with a copy to in case of the Borrower.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


                                    [Name of New Pledgor],

                                    by
                                        ________________________________
                                        Name:
                                        Title:


                                    ANTARES LEVERAGED CAPITAL CORP.,
                                    as Collateral Agent,

                                    by
                                        ________________________________
                                        Name:
                                        Title: